Exhibit 99.1

ASX/media Release:

SYDNEY, January 28 2015

MARKET UPDATE

•   MOKO EXTENDS AGREEMENT WITH IM LEAGUES 860+ US UNIVERSITIES/COLLEGES, WITH THE EFFECT OF PROVIDING MOKO WITH EXCLUSIVE RIGHTS IN PERPETUITY

•   AGREEMENT EXPANDS REC*IT FEATURES AND FUNCIONALITY

•   BLOCKING ACTION TO POTENTIAL COMPETITORS

MOKO SOCIAL MEDIA LIMITED ABN 35 111 082 485 ASX: MKB T: +61 2 9299 9690 F: +61 2 9299 9629 Suite 4 Level 9 341 George Street Sydney, NSW 2000 Australia MOKOsocialmedia.com contact@MOKO.mobi

MOKO Social Media Limited (NASDAQ; MOKO, ASX: MKB) and US-based IM Leagues LLC (IML) have agreed to extend MOKO’s exclusive license to the IML college intramural data feeds. The amended agreement automatically renews for an unlimited number of additional one year terms until MOKO elects to terminate, with the effect of providing MOKO with exclusive rights in perpetuity, subject to MOKO meeting the conditions of advance payments and meeting standard operational responsibilities.

IML operates the imleagues.com sports website used by recreational and intramural sports departments in over 860 US universities and colleges. IML’s service to students and colleges ranges from online signup to event scheduling to manage college intramural leagues.

In 2013 MOKO secured a 3 year exclusive agreement for the mobile rights to IML’s data including student and team schedules, fixtures, standings, statistics and news feeds. This expanded MOKO’s REC*IT platform access from about 5 million to 10 million students across an additional 600 US colleges. That has since grown to over 860 colleges.

MOKO has since worked with IML to promote REC*IT to these colleges and was released in the Fall semester late last year. So far the initial adoption has been excellent with over 150,000 downloads with minimal student promotion. Most encouragingly, the usage of REC*IT with these initial users is significant, with REC*IT proving to be highly engaging and user metrics are up to 12 times above the industry average. REC*IT is provided free of charge to colleges and students and MOKO is using this as a sales platform via mobile advertising to sponsors, businesses and others seeking exposure to US college students.

In the new agreement MOKO will extend the features and functionality of REC*IT to include in-app registration, admin messaging and functionality for the administrators and college REC directors and other important product upgrades that will make REC*IT more usable and boost engagement.

“This is a major win for MOKO”, said CEO Ian Rodwell. “The extension of the exclusive license to ensure our security of tenure sets a big barrier for any competition. We will devote more time and resources to working with IML to build an even bigger and better product knowing that we are tied together with fused objectives.”

The amended agreement also changes the commercial terms from a flat license fee to a minimum guarantee against a 10% revenue share on the net revenues from REC*IT.

“IML and MOKO have jointly increased commitment in the ongoing success of REC*IT. IML has agreed to be incentivised with a revenue share as it can also see the upside potential of the MOKO REC*IT model over the long term,” said MOKO’s chairman Greg McCann.

MOKO will undertake a new “direct-to-student” marketing campaign during the current semester and will work jointly with other sponsors and partners to expand REC*IT usage, including a cross-promotion with the launch of MOKO’s other college product, Speakiesy. This promotion is scheduled to commence late February.

For more information contact:

Australia:

Rudi Michelson

Monsoon Communications

03 9620 3333

rudim@monsoon.com.au

About MOKO SOCIAL MEDIA Limited

MOKO identifies large user groups around common interests and provides them with tailored mobile applications with information relevant to their common interest. These are developed by MOKO and provided at no charge to these groups or their members, in return for exclusive access and advertising rights.

MOKO’s flagship mobile app is REC*IT: an application launching at more than 800 US colleges and universities that provides information about campus sports and recreational activities. Whether students are spectators or participants of campus sports, clubs and societies, this app provides the specific information they need, together with social functionality such as team chat.

In May 2014 MOKO launched Bluenationreview.com (BNR), which has grown to become one of the most visited active political groups on Facebook in the US. A new non-partisan user-generated political app called VOYCIT will also soon be launched. MOKO’s app for US recreational runners is called RunHaven and contains event, training, dietary and other runner-relevant information. A further asset is news and entertainment app Tagroom.com and its Gen Y investment portal Tagroom Success.

MOKO is listed on NASDAQ (MOKO) and the Australian Securities Exchange (MKB).

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, or a recommendation as to whether investors should buy or sell.

Special Note on Forward-Looking Statements

This press release contains information that may constitute forward-looking statements and uses forward-looking terminology such as “anticipate” “propose” “expect” and “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date hereof, any or all of those assumptions could prove to be inaccurate. Risk factors that could contribute to such differences include our ability to prepare required documents in connection with the proposed offering, the timing of regulatory review, performance of our shares on the Nasdaq Global Market, and the performance of the United States and global capital markets and companies in our sector, as well as factors relating to the performance of our business, including intense competition we face; failure to innovate and provide products and services that are useful to users; our ongoing need for capital for investment in new and existing business strategies and new products, services and technologies, including through acquisitions; our dependence on advertising revenues; the potential for declines in our revenue growth rate and downward pressure on our operating margin in the future; increased regulatory scrutiny that may negatively impact our business; legal proceedings that may result in adverse outcomes; failure to maintain and enhance our brand; uncertainty as to our ability to protect and enforce our intellectual property rights; and uncertainty as to our ability to attract and retain qualified executives and personnel. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future intentions as of any date subsequent to the date of this press release. Our plans may differ materially from information contained in the forward-looking statements as a result of these risk factors or others, as well as changes in plans from our board of directors and management.